Exhibit (e)(6)

July 20, 2012

ING Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, ING Investments Distributor, LLC (the “Distributor”) agrees to waive, from

July 20, 2012 through May 1, 2014, a portion of its distribution fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratio of ING Bond Portfolio (formerly, ING American Funds Bond Portfolio, the “Portfolio”), a series of ING Investors Trust, subject to shareholder approval of the de-coupling of the Portfolio from a master-feeder fund structure into a traditional fund structure and the appointment of a sub-adviser, shall be as follows:

Series	Maximum Operating Expense Ratio (as a percentage of average net assets)
ING Bond Portfolio (formerly, ING American Funds Bond Portfolio)	0.75%

The Distributor acknowledges that: (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future; and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

ING Investments Distributor, LLC

By:  /s/ Michael J. Roland

Michael J. Roland

Executive Vice President

Accepted:

By: /s/ Todd Modic

Todd Modic

Senior Vice President

ING Investors Trust

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Investments Distributor, LLC